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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARDEA PARTNERS LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 NASSAU STREET, SUITE 300
(No. and Street)

(City) (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KEVIN LIPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARDEA PARTNERS LP, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ardea Partners LP

Financial Statement

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Ardea Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ardea Partners LP as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ardea Partners LP as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ardea Partners LP's management. Our responsibility is to express an opinion on Ardea Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ardea Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Ardea Partners LP's auditor since 2018.
New York, New York
February 18, 2021

Ardea Partners LP

Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	46,584,441
Accounts receivable		10,070,750
Due from affiliates		432
Security deposits		1,401,411
Property and equipment, net		1,231,356
Right of use asset		11,222,288
Prepaid expenses		140,257
TOTAL ASSETS	$	70,650,935
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Accounts payable and accrued expenses	$	250,218
Lease liability		12,310,645
Deferred revenues		4,566,667
Due to limited partner		9,981,569
Accrued compensation		11,557,396
TOTAL LIABILITIES		38,666,495
PARTNERS' CAPITAL		31,984,440
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	70,650,935

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business

Ardea Partners LP is a Delaware limited partnership (the "Company"). Effective July 8, 2016, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company's limited partner is Ardea Holdings LP, a Delaware limited partnership ("AHLP") and its general partner is Ardea GP LLC. The Company has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquisitions, advisory and fairness opinions. The Company does not carry securities accounts for customers or receive or hold securities or funds of customers.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020, the Company had no cash equivalents.

Revenue Recognition
The Company recognizes revenue as earned based on when performance obligations are met. Advisory fees are earned for providing general investor-related advice outside of the fundraising/private placements process. These fees are generally recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Depending on the nature of the agreement, fees received prior to the completion of the transaction could be deferred within "Deferred revenues" in the statement of financial condition. Further, other engagements are recognized over time using a time elapsed measure of progress over the length of the contract as clients simultaneously receive and consume the benefits of those services as they are provided. As of December 31, 2020, the Company reflected $4,566,667 in deferred revenues for fees in which performance obligations had not yet been fully met. These deferred revenues are contingent upon success fees being earned at a future date, upon which the deferred revenues will become earned.

Fair Value Measurement
Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short term highly liquid nature. These financial instruments include cash, accounts receivable, accounts payable and accrued expenses.

Income Taxes
During the tax year ended December 31, 2020, the Company was considered a disregarded entity for federal and most state income tax purposes and its earnings and losses are included in AHLP's tax return and passed through to AHLP's partners. The members of a partnership are generally taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal income taxes has been included in this financial statement.

Property and Equipment
For the year ended December 31, 2020, the Company capitalized $216,830 in costs related to the buildout and furnishing of its office space at 10 Hudson Yards. Property and equipment are depreciated on a straight-line basis.

Estimated useful lives of assets in years:	
Leasehold improvements	10
Computer equipment	5
Furniture	7

Note 2. Summary of Significant Accounting Policies (Continued)

Property and equipment consisted of the following as of December 31, 2020:

Leasehold improvements	$	1,254,214
Furniture		681,760
Computer equipment		62,238
Sub-Total		1,998,212
Less: Accumulated depreciation		766,856
Property and equipment, net	**$**	**1,231,356**

Recent Accounting Developments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses (Topic 326). The main objective of Topic 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in partners' capital.

Accounts Receivable and Allowable for Credit Losses
The determination of the amount of credit losses is based on the amount of credit extended, estimated credit worthiness of the counterparty assumed by management, and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a deal by deal basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

Use of Estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include useful lives of long lived assets, impairment of long lived assets, and the allowance for credit losses.

Foreign Currency Gain or Loss
In certain circumstances international customers are invoiced in their local currency and the Company utilizes a month end foreign currency exchange rate to convert the outstanding receivables to U.S. Dollars at the end of each month.

Note 3. Off-Balance-Sheet Risk, Concentrations and Credit Risk

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit insurance limit. At December 31, 2020 total amounts in excess of these limits are $46,334,440.

Note 3. Off-Balance-Sheet Risk, Concentrations and Credit Risk (Continued)

For the year ended December 31, 2020, 31% of gross revenues was derived from two clients.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Note 4. Revenue Recognition - ASC 606

The beginning and ending contract balances were as follows:

	December 31,	
	2020	2019
Accounts receivable	$ 10,070,750	$ 119,341
Deferred revenues	$ 4,566,667	$2,983,504

Note 5. Commitments

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings or administrative proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Office Leases

The Company entered into an agreement to lease office space in Princeton, NJ for a period of 5 years beginning on April 1, 2016. The minimum rental commitments under this lease, are as follows:

Year Ending December 31, 2020	Total
2021	$ 15,202
Total	$ 15,202

The Company entered into an agreement to lease office space in New York City, NY beginning on July 20, 2017 and ending March 29, 2027. The Company also has a sublease agreement that was entered into in June 2017 and has a 5-year term. Revenue from the sublease was $627,785 and is recognized on a straight line basis. There is no option to purchase at the end of the lease. The minimum rental commitments under these leases, are as follows:

Year Ending December 31, 2020:	Total	Subtenant
2021	$ 2,081,856	$ 627,785
2022	2,143,816	627,785
2023	2,230,460	291,222
Thereafter	7,249,320	-
	$ 13,705,452	$ 1,546,792
Less effects of discounting	(1,394,807)	
Lease liabilities recognized	$ 12,310,645	

In connection with the New York City lease, the Company was entitled to eight months of free rent from its landlord.

Note 5. Commitments (Continued)

The Company was also required to remit a security deposit to each of the landlords for both of the leased office spaces. For the Princeton, NJ lease, the Company remitted a security deposit of $13,507. For the New York City lease, the Company remitted $1,734,880. The Company received $346,976 back from the New York City landlord in 2020. The total amount of $1,401,411 is reflected as "Security deposits" in the accompanying statement of financial condition.

During the year ended December 31, 2020 no additional leases were entered into. Total cash paid to the lease holder for the year ended December 31, 2020 was $2,127,130. The Company's lease terms do not include options to extend or terminate the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Note 6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statement for these indemnifications.

Note 7. Client Reimbursement Receivable

The Company has agreements with its clients whereby certain expenses incurred by the Company in relation to advisory services provided may be reimbursable. As of December 31, 2020, the Company had no receivables for reimbursements from its clients.

Note 8. Income Taxes

The Company is considered, for its 2020 tax filings, a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its limited and general partner. The Company's earnings and losses are included in AHLP's return and passed through to its partners.

The Company evaluates its uncertain tax positions under the provisions of "ASC 740". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2020, no liability for unrecognized tax benefits was required to be recorded.

Note 8. Income Taxes (Continued)

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net' in the Statement of Income. Penalties related to unrecognized tax benefits are required to be calculated and would be classified as "income tax expense" in the statement of income. For the year ended December 31, 2020, no interest or penalties were required to be recorded.

Note 9. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined under Rule 15c3-1, shall not exceed 1500%. At December 31, 2020, the Company had net capital of $19,140,234 which was $17,310,620 in excess of its required net capital of $1,829,614. The Company's aggregate indebtedness to net capital ratio was 143.38% at December 31, 2020.

Note 10. Related Party Transactions

The Company is under common ownership of Ardea Partners International LLP ("APILLP"). The Company and APILLP each separately employ their own employees and manage their respective operations independently.

Effective as of September 1, 2017, the Company, APILLP (each, herein referred to as a "Party") and AHLP entered into an agreement with respect to an engagement (an "Engagement") that either Party may have entered into or may enter into with a client, whether before, on or after the Effective Date, where one Party (the "Contracting Party") contracts for the other Party (the "Noncontracting Party") to provide services to the Contracting Party, on an arms-length basis as a contractor and not in any other capacity, including agent, in connection with such Engagement. Pursuant to the agreement, the Company engaged APILLP with respect to certain transactions to assist the Company in providing advisory services to relevant clients. Based on the terms of the agreement, APILLP billed the Company for services rendered in the amount of $500,000 as of December 31, 2020 which has been recorded and paid in full. At December 31, 2020, the Company reflected a receivable from APILLP, in the amount of $432, which is included in Due from affiliates in the statement of financial condition and relates to services provided by the Company to APILLP on certain engagements. The Company also reflected a liability to AHLP, its sole limited partner, in the amount of $9,981,569. The balance due is primarily related to guaranteed payments.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 11. Employee Benefit Plans

Effective January 1, 2020, the Company adopted a safe harbor 401(k) plan (the "Plan") to cover substantially all employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company also contributes 3% of compensation on behalf of all employees.

Note 12. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date this financial statement was available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement. The Company announced and paid a distribution to the owners in the amount of $23,000,000 during the subsequent period.

Note 13. COVID-19 Pandemic

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. The Company is continually monitoring the circumstances surrounding COVID-19, as well as the economic and market conditions to determine any effects on operations. There were no disruptions to business during 2020 or anticipated disruptions in the future to the operations of the business.